UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
FIRST MCMINNVILLE CORPORATION
(Name of Issuer)
FIRST MCMINNVILLE CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, No Par Value Per Share
(Title of Class of Securities)
[                    ]
(CUSIP Number of Class of Securities)
Daniel W. Small
Daniel W. Small & Company
One Burton Hills Boulevard, Suite 330
Nashville, Tennessee 37215
(615) 252-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
a.      ☑      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.      ☐      The filing of a registration statement under the Securities Act of 1933.
c.      ☐      A tender offer.
d.      ☐      None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☑
Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

*$4,042,151	**$124.09

*	For purposes of calculation of fee only, this amount is based on 77,073 shares (the number of shares of common stock of the Issuer to be reclassified into Class SD common stock in the proposed Reclassification Transaction) multiplied by $52.45, the book value per share of common stock computed as of March 31, 2007.

**	Determined pursuant to Rule 0-11(b) by multiplying $4,042,151 by 0.0000307.

☐	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:

Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by First McMinnville Corporation, a Tennessee corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our shareholders adopt an amendment to our charter that will result in the reclassification of certain shares of our common stock into newly authorized shares of Class SD common stock. If the transaction is completed, our shareholders of record who hold 700 or more shares of common stock will continue to hold the same number of shares of our ordinary common stock and our shareholders holding less than 700 shares of common stock will receive shares of Class SD common stock equal to the same number of shares of ordinary common stock held before the reclassification. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.
     This Schedule 13-E is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by First McMinnville Corporation, pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. (We know of no such other business.) The proxy statement is incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 24, 2007, as may be amended.
     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT
ITEM 1. SUMMARY TERM SHEET.
Reg. M-A 1001
     The information set forth in the proxy statement under the captions “GENERAL INFORMATION,” “SUMMARY OF THE PROPOSED TRANSACTION,” “QUESTIONS AND ANSWERS ABOUT THE PROPOSED RECLASSIFICATION TRANSACTION” and “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Overview of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
Reg. M-A 1002
(a)	First McMinnville Corporation, 200 East Main Street, McMinnville, Tennessee 37110, phone number: (931) 473-4402.

(b)	The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK — Common Stock” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST MCMINNVILLE CORPORATION COMMON STOCK AND DIVIDEND INFORMATION — Market for Common Stock” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST MCMINNVILLE CORPORATION COMMON STOCK AND DIVIDEND INFORMATION — Dividends” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
Reg. M-A 1003(a) through (c)
(a)-(c)	See Item 2(a) above. The filing person is the subject company. First McMinnville Corporation is incorporated in the State of Tennessee. During the last five years, First McMinnville Corporation has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
Directors and Executive Officers of First McMinnville Corporation
Set forth in the table below are the (i) name, (ii) age, (iii) current principal occupation or employment, and the name, principal business of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 200 East Main Street, McMinnville, Tennessee 37110.

Current Principal Occupation or Employment
Name	and Material Positions Held During the Past Five Years
EXECUTIVE OFFICERS
Thomas D. Vance, 52	President and Chief Executive Officer of both the Company and the First National Bank of McMinnville. Mr. Vance served as President and Executive Director for the Middle Tennessee Medical Center Foundation from 2002 until August of 2006.

P. D. Bogle, 60	Senior Vice President, First McMinnville Corporation, First National Bank.

Larry B. Foster, 47	Senior Vice President, First McMinnville Corporation, First National Bank

David W. Marrtala, 45	In-House Legal Counsel; Senior Vice President, First McMinnville Corporation, First National Bank.

Kenny D. Neal, 56	Senior Vice President, First McMinnville Corporation, First National Bank., Chief Accounting and Financial Officer of both the Bank and the Company.

Current Principal Occupation or Employment
Name	and Material Positions Held During the Past Five Years
C. P. Whisenhunt, 63	Senior Vice President, First McMinnville Corporation, First National Bank.

Kenneth D. Woods, 44	Senior Vice President, First McMinnville Corporation, First National Bank.

DIRECTORS
John Gregory Brock, 51	Director of First McMinnville Corporation.

Mr. Brock is a major shareholder of Apex Construction Company. Mr. Brock has served as a Director since 1993. He is a member of Director Class II.

Arthur J. Dyer, 55	Director of First McMinnville Corporation. Mr. Dyer is President of Metal Products Company. Mr. Dyer has served as a Director since 1999. Mr. Dyer is a member of Director Class II.

Rufus W. Gonder, 52	Director of First McMinnville Corporation.

Mr. Gonder is a Certified Public Accountant whose practice is headquartered in McMinnville, Tennessee. Mr. Gonder has served as a Director since 1999. He is a member of Director Class II.

G. B. Greene, 67	Director of First McMinnville Corporation. Mr. Greene is the president of Womack Printing Co. Mr. Greene has served as a Director since 1984. He is a member of Director Class II.

Robert W. Jones, 78	Director of First McMinnville Corporation.

Mr. Jones is the retired former Chairman of First McMinnville Corporation. Mr. Jones has served as a Director since 1984. He is a member of Director Class II.

C. Levoy Knowles, 53	Director of First McMinnville Corporation.

Mr. Knowles is Chairman of First McMinnville and of First National Bank of McMinnville. He is a member of Director Class I. Mr. Knowles is the Chief Executive Officer of Ben Lomand Rural Telephone Cooperative. Mr. Knowles has served as a Director of First McMinnville Corporation since 1999.

J. Douglas Milner, 59	Director of First McMinnville Corporation.

Mr. Milner is the General Manager and Vice President of Middle

Current Principal Occupation or Employment
Name	and Material Positions Held During the Past Five Years
Tennessee Dr. Pepper Bottling Company. Mr. Milner has served as a Director since 1995. He is a member of Director Class III.

Mark A. Pirtle, 55	Director of First McMinnville Corporation. Mr. Pirtle operates numerous automobile dealerships in Southern Middle Tennessee. He has served as a Director since 2006. He is a member of Director Class I.

Carl M. Stanley, 71	Director of First McMinnville Corporation.

Mr. Stanley is the Chief Manager of Burroughs-Ross-Colville Company, LLC, a lumber products business, and he was the president of the predecessor of that company. Mr. Stanley has served as a Director since 1984. He is a member of Director Class III.

Thomas D. Vance, 52	Director, President and Chief Executive Officer of both First McMinnville Corporation and First National Bank of McMinnville.

Mr. Vance has been employed in the financial services industry, primarily with commercial banks, for approximately 25 years. He was hired by the Company and the Bank in 2006 and first elected to their respective boards of directors in that year. Mr. Vance is a member of Director Class I.
     To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF TRANSACTION.
Reg. M-A 1004(a) and (c) through (f)
(a)	The information set forth in the proxy statement under the captions “GENERAL INFORMATION,” SUMMARY OF THE PROPOSED TRANSACTION,” “QUESTIONS AND ANSWERS ABOUT THE PROPOSED RECLASSIFICATION TRANSACTION,” and “PROPOSALS 1, 2 AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” — Background of the Reclassification Transaction,” “ - Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “- Our Position as to the Fairness of the Reclassification Transaction,” “-Substantive Fairness,” “-Procedural Fairness,” “- Purposes and Structure of the Reclassification Transaction,” “- Effects of the Reclassification Transaction on First McMinnville,” “- Effects of the Reclassification Transaction on Shareholders of First McMinnville,” “- Plans or Proposals,” “- Material Federal Income Tax Consequences of the Reclassification Transaction,” “-Regulatory Requirements,” “- Accounting Treatment,” “-Fees and Expenses,” “DESCRIPTION OF CAPITAL STOCK — Common Stock,” “DESCRIPTION OF CAPITAL STOCK — Class SD Common Stock to be Issued in the Reclassification Transaction,” and Appendix A is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “GENERAL INFORMATION,” SUMMARY OF THE PROPOSED TRANSACTION,” “QUESTIONS AND ANSWERS ABOUT THE PROPOSED RECLASSIFICATION TRANSACTION,” and “PROPOSALS 1, 2 AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First McMinnville” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Reclassification Transaction on Shareholders of First McMinnville,” “- Effects of the Reclassification Transaction on Shareholders of First McMinnville — Plans or Proposals,” “DESCRIPTION OF CAPITAL STOCK — Common Stock,” and “DESCRIPTION OF CAPITAL STOCK — Class SD Common Stock to be Issued in the Reclassification Transaction,” is hereby incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.
Reg. M-A 1005(a) through (e)
(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,” is hereby incorporated herein by reference.

(b)-(c)	Not applicable.

(d)	None.

(e)	Not applicable.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Reg. M-A 1006(b) and (c)(1)-(8)
(b)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Effects of the Proposed Transaction on First McMinnville,” “- Plans or Proposals,” and “- Accounting Treatment” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “GENERAL INFORMATION,” “SUMMARY OF THE PROPOSED TRANSACTION,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING,” “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — TO CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “- Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “- Effects of the Reclassification Transaction on First McMinnville; “- Plans or Proposals,” “- Effects of the Reclassification Transaction on Shareholders of First McMinnville,” and “PROPOSAL NO. 4 – ADJOURNMENT” is hereby incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
Reg. M-A 1013
(a)	The information set forth in the proxy statement under the captions “SUMMARY OF THE PROPOSED TRANSACTION”; “QUESTIONS AND ANSWERS ABOUT THE RROPOSED ECLASSIFICATION TRANSACTION,” “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” “- Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “- Our Position as to the Fairness of the Reclassification Transaction,” and “- Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “- Effects of the Reclassification Transaction on First McMinnville,” “- Effects of the Reclassification Transaction on Shareholders of First McMinnville,” “- Plans or Proposals,” and “- Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 8. FAIRNESS OF THE TRANSACTION.
Reg. M-A 1014
(a)-(b)	The information set forth in the proxy statement under the captions “ PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “- Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “- Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “- Background of the Reclassification Transaction,” “- Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “- Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction” “- Background of the Reclassification Transaction,” and “- Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “- Our

Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “- Background of the Reclassification Transaction,” and “- Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “- Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “ - Background of the Reclassification Transaction,” “- Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “- Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
Reg. M-A 1015
(a)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Overview of the Reclassification Transaction,” “- Background of the Reclassification Transaction,” “- Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “- Our Position as to the Fairness of the Reclassification Transaction” and “OTHER MATTERS — Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Reg. M-A 1007
(a)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “- Financing of the Reclassification Transaction” and “- Fees and Expenses” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Fees and Expenses” is hereby incorporated herein by reference.

(d)	Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Reg. M-A 1008
(a)	The information set forth in the proxy statement under the captions “PROPOSALS 1, 2, AND 3. AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Record and Beneficial Ownership of Common Stock” and “STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS” is hereby incorporated herein by reference.

(b)	The following transactions in the subject securities occurred in the past 60 days:
On April 3, 2007, Kenneth Dwayne Woods acquired ten shares of common stock at $57.00 per share in a privately negotiated purchase.
On April 6, 2007, J. D. Milner acquired 3,000 shares of common stock at $29.08 per share pursuant to the exercise of stock options.
On April 9, 2007, Rufus W. Gonder acquired 100 shares of common stock at $56.00 per share in a privately negotiated purchase.
On April 25, 2007, Robert W. Jones acquired 1,000 shares of common stock at $29.08 per share pursuant to the exercise of stock options.
On May 4, 2007, J. G. Brock acquired 3,000 shares of common stock at $29.08 per share pursuant to the exercise of stock options.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.
Reg. M-A 1012(d) and (e)
(d)	The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT THE PROPOSED RECLASSIFICATION TRANSACTION,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction,” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION - Background of the Reclassification Transaction,” “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “AMENDMENTS TO OUR CHARTER AND RECLASSIFICATION TRANSACTION — Our Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 13. FINANCIAL STATEMENTS.
Reg. M-A 1010(a) and (b)
(a)	The information set forth in the proxy statement under the captions “SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)” and “OTHER MATTERS — Information Incorporated by Reference” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” is hereby incorporated herein by reference.
ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Reg. M-A 1009

(a)-(b) The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING” is hereby incorporated by reference.
ITEM 15. ADDITIONAL INFORMATION.
Reg. M-A 1011 (b)
(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.
Reg. M-A 1016(a) through (d), (f) and (g)
(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement. *

(f)	Preliminary Proxy Statement. *

(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on May 24, 2007.
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2007	FIRST MCMINVILLE CORPORATION

	By:	/s/ Thomas D. Vance

	Name:	Thomas D. Vance
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

(a)	Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement. *

(f)	Preliminary Proxy Statement. *

(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A filed with the SEC on May 24, 2007.